Dreyfus Premier Balanced Opportunity Fund

SEMIANNUAL REPORT May 31, 2007



A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Balanced Opportunity Fund, covering the six-month period from December 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields, continued mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets. As always, your financial advisor can help you position your investments for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's new Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

Fund and Market Performance Overview

Stocks advanced and bonds declined modestly in an environment of moderating economic growth, persistent inflationary pressures and uncertainty regarding the direction of short-term interest rates. The fund produced returns that were lower than its equity benchmark and higher than its fixed-income benchmark, as better performance later in the reporting period offset earlier weakness.

For the six-month period ended May 31, 2007, the fund produced total returns of 6.33% for Class A shares, 5.95% for Class B shares, 5.93% for Class C shares, 6.46% for Class J shares, 6.43% for Class I shares, 6.23% for Class T shares and 6.46% for Class Z shares.[1] In comparison, the fund's benchmarks, the Standard & Poor's Composite Stock Price Index ("S&P 500 Index") and the Lehman Brothers Intermediate Government/Credit Bond Index, achieved total returns of 10.29% and 1.01%, respectively, for the same period.[2]

Effective 6/1/07, Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund seeks high total return, including capital appreciation and current income, through a diversified mix of stocks and fixed-income securities. When allocating assets, the fund's asset allocation manager assesses the relative return and risk of each asset class, general economic conditions, anticipated changes in interest rates and the general outlook for stocks.

At the end of the reporting period, the fund apportioned approximately 65% of the fund's assets to stocks and 35% to bonds, reflecting a more optimistic outlook for equities. Within the equity portfolio, we increased the fund's focus on large-capitalization stocks and struck a more equitable balance between growth and value.

We found a number of companies in the technology sector that appeared to be attractively valued and poised to benefit from greater business spending worldwide. In the energy area, we identified several growth opportunities among oil and gas drillers, where long-term supply-and-demand trends remain positive. On the value side, we found fewer energy stocks that met our criteria. Instead, value-oriented consumer staples holdings posted attractive gains, including supermarket chains and food-and-beverage providers. Although we maintained relatively light exposure to financial stocks, our security selections in the sector proved successful, boosting performance.

In the fund's bond portfolio, we emphasized investment-grade corporate bonds, with a focus on BBB rated bonds from regulated utilities, banks and real estate investment trusts that we believed would be less vulnerable than other industries to leveraged buyouts. We implemented a "bulleted" yield curve strategy designed to benefit from a return to a more normal positively sloped yield curve. We maintain an underweighted position in mortgage-backed securities due to expectations of heightened interest rate volatility. We find income-oriented opportunities in commercial mortgages to be an attractive alternative to both mortgages and agency debentures.

Mixed Economic Data Boosted Stocks, Hindered Bonds

Investor sentiment shifted over the reporting period as robust labor markets and rising energy prices sparked renewed inflation concerns, more than offsetting concerns regarding slower economic growth and soft housing markets. Stocks produced relatively attractive returns in this environment, as corporate earnings continued to grow and consumer sentiment remained strong. Although bonds posted mildly positive total returns, fixed-income investors responded negatively to stubborn inflationary pressures and a surge in sub-prime mortgage delinquencies.

Disappointing Stock Selections Held Back Early Returns

Early in the reporting period, the fund's equity portfolio lagged its benchmark due to disappointments among a number of holdings.

Weakness was particularly severe in the financials sector, where narrowing differences between short- and long-term interest rates eroded profit margins for banks. The fund's health care holdings also detracted from relative performance, due mainly to unfavorable stock selections. The fund also suffered from its lack of holdings in the materials, telecommunications services and utilities sectors, which gained value. The fund's fixed-income portion fared better over the first few months of the reporting period, as an emphasis on short-term corporate bonds enabled the fund to participate more fully in the corporate sector's strength compared to other areas of the bond market.

Despite the market's inflation and economic concerns, we believe that the U.S. economy remains stable and is likely to emerge from the current mid-cycle slowdown without significantly higher inflation. Consequently, we have generally maintained the strategies established by the fund's existing allocation to equity and fixed income markets.

June 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through November 30, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower. Class J shares are closed to new investors.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. Government, Treasury and Agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Opportunity Fund from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2007

	Expenses paid per $1,000[†]	Ending value (after expenses)
Class A	$5.86	$1,063.30
Class B	$9.81	$1,059.50
Class C	$9.70	$1,059.30
Class R	$4.94	$1,064.30
Class T	$7.15	$1,062.30
Class J	$4.48	$1,064.60
Class Z	$4.84	$1,064.60

[†] *Expenses are equal to the fund's annualized expense ratio of 1.14% for Class A, 1.91% for Class B, 1.89% for Class C, .96% for Class R, 1.39% for Class T, .87% for Class J and .94% for Class Z, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

	Expenses paid per $1,000†	Ending value (after expenses)
Class A	$5.74	$1,019.25
Class B	$9.60	$1,015.41
Class C	$9.50	$1,015.51
Class R	$4.84	$1,020.14
Class T	$6.99	$1,018.00
Class J	$4.38	$1,020.59
Class Z	$4.73	$1,020.24

† *Expenses are equal to the fund's annualized expense ratio of 1.14% for Class A, 1.91% for Class B, 1.89% for Class C, .96% for Class R, 1.39% for Class T, .87% for Class J and .94% for Class Z, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007 (Unaudited)

Common Stocks—66.9%	Shares	Value ($)
Consumer Discretionary—5.0%		
Best Buy	19,440	938,758
Coach	22,880 [a]	1,175,117
Comcast, Cl. A	36,700 [a]	1,005,947
Gap	87,650	1,623,278
Hilton Hotels	41,490	1,474,970
Johnson Controls	26,840	2,944,348
Liberty Global, Ser. C	44,800 [a]	1,601,600
Lowe's Cos.	30,220	991,820
McDonald's	90,370	4,568,204
News, Cl. A	81,250	1,794,812
Omnicom Group	43,420	4,572,126
Ross Stores	29,500	968,780
Target	32,410	2,023,356
TJX Cos.	88,350	2,471,149
Toll Brothers	26,900 [a]	788,977
Walt Disney	72,400	2,565,856
		31,509,098
Consumer Staples—5.6%		
Altria Group	123,750	8,798,625
Cadbury Schweppes, ADR	30,060	1,694,182
Clorox	13,770	924,518
Coca-Cola	19,770	1,047,612
Coca-Cola Enterprises	59,520	1,389,792
Colgate-Palmolive	13,770	922,039
CVS	71,520 [b]	2,756,381
Kraft Foods, Cl. A	60,970	2,063,225
Kroger	96,840	2,936,189
PepsiCo	47,920	3,274,374
Pilgrim's Pride	32,970	1,164,830
Smithfield Foods	35,990 [a]	1,156,718
SUPERVALU	91,260	4,347,626
Wal-Mart Stores	70,120	3,337,712
		35,813,823
Energy—7.7%		
Anadarko Petroleum	21,960	1,090,314
Arch Coal	12,960	523,325

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Cameron International	18,070 [a]	1,281,163
Chesapeake Energy	122,250 [b]	4,261,635
Chevron	98,160	7,999,058
ConocoPhillips	86,720	6,714,730
Devon Energy	25,750	1,977,085
ENSCO International	39,790 [b]	2,410,080
EOG Resources	31,510	2,423,119
Exxon Mobil	27,290	2,269,709
Hess	35,000	2,072,700
LDK Solar, ADR	580	15,660
Marathon Oil	28,190	3,490,204
Nabors Industries	48,670 [a]	1,700,530
National Oilwell Varco	30,670 [a]	2,896,782
Occidental Petroleum	36,290	1,994,861
Valero Energy	21,910	1,634,924
XTO Energy	75,350	4,371,054
		49,126,933
Financial−16.5%		
Allstate	18,970	1,166,655
Ambac Financial Group	21,560 [b]	1,931,992
American International Group	117,400	8,492,716
AON	24,630	1,057,120
Bank of America	49,230	2,496,453
Capital One Financial	45,050	3,594,089
Chicago Mercantile Exchange Holdings, Cl. A	1,810	961,110
Chubb	46,740	2,564,624
CIT Group	68,170	4,085,428
Citigroup	211,560	11,527,904
Countrywide Financial	15,310 [b]	596,171
E*TRADE FINANCIAL	52,920 [a]	1,267,434
First American	11,260	602,973
Franklin Resources	10,190	1,383,191
Freddie Mac	61,240	4,090,220
Genworth Financial, Cl. A	54,610	1,971,421
Goldman Sachs Group	5,260	1,214,113

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Hartford Financial Services Group	19,480	2,009,752
Interactive Brokers Group, Cl. A	9,240 [a]	235,620
JPMorgan Chase & Co.	181,730	9,419,066
Lehman Brothers Holdings	21,560	1,582,073
Lincoln National	26,810 [b]	1,943,725
Marshall & Ilsley	24,160	1,159,438
MBIA	13,600	905,080
Merrill Lynch & Co.	72,740	6,745,180
MetLife	57,990	3,943,320
MGIC Investment	44,390 [b]	2,885,350
Morgan Stanley	64,780	5,508,891
Nasdaq Stock Market	32,400 [a,b]	1,078,272
People's United Financial	24,480	494,251
PMI Group	89,310	4,415,486
PNC Financial Services Group	41,700	3,077,460
Regions Financial	24,630	878,552
SunTrust Banks	11,990	1,070,587
U.S. Bancorp	57,450	1,986,621
Wachovia	113,170	6,132,682
		104,475,020
Health Care—7.6%		
Abbott Laboratories	62,060	3,497,081
Aetna	19,830	1,049,602
AmerisourceBergen	9,580	490,688
Amgen	15,390 [a]	866,919
Baxter International	95,410	5,423,104
Becton, Dickinson & Co.	14,240	1,085,800
Bristol-Myers Squibb	27,550	835,041
Charles River Laboratories International	21,270 [a]	1,130,926
CIGNA	11,550	1,936,126
Hospira	64,350 [a]	2,563,704
IMS Health	33,290	1,088,583
Merck & Co.	75,380	3,953,681
Pfizer	135,600	3,727,644
Sanofi-Aventis, ADR	40,510 [b]	1,948,531
Schering-Plough	136,960	4,484,070

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Thermo Fisher Scientific	104,630 [a]	5,712,798
Universal Health Services, Cl. B	16,850	1,041,161
WellPoint	18,900 [a]	1,538,649
Wyeth	70,230	4,062,103
Zimmer Holdings	19,260 [a]	1,696,036
		48,132,247
Index−.3%		
iShares Russell 1000 Value Index Fund	21,460	**1,916,163**
Industrial−5.6%		
Deere & Co.	7,170	863,770
Dover	29,710	1,486,985
Eaton	44,800	4,199,552
Emerson Electric	43,650	2,114,843
General Electric	301,030	11,312,707
Goodrich	26,610	1,583,029
Honeywell International	21,310	1,234,062
L-3 Communications Holdings	25,850	2,462,471
Navistar International	22,820 [a]	1,480,790
Textron	33,420	3,585,966
Tyco International	46,180	1,540,565
Union Pacific	9,560	1,153,701
US Airways Group	37,810 [a,b]	1,347,927
Waste Management	27,220	1,052,597
		35,418,965
Information Technology−10.1%		
Amphenol, Cl. A	42,020	1,503,476
Apple Computer	23,140 [a]	2,812,898
Automatic Data Processing	29,650	1,473,605
Broadcom, Cl. A	37,610 [a]	1,149,362
Broadridge Financial Solutions	8,860 [a]	179,326
Cisco Systems	262,880 [a]	7,076,730
Cognizant Technology Solutions, Cl. A	21,570 [a]	1,694,539
EMC/Massachusetts	201,780 [a]	3,408,064
First Data	1	33
Fiserv	17,820 [a]	1,055,835
Google, Cl. A	5,430 [a]	2,702,783

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Hewlett-Packard	170,570 b	7,796,755
Intel	169,650	3,761,140
International Business Machines	20,350 b	2,169,310
JDS Uniphase	104,760 a,b	1,372,356
McAfee	37,600 a	1,382,176
Microsoft	246,510	7,560,462
National Semiconductor	72,370 b	1,948,200
NCR	61,090 a	3,278,700
NVIDIA	21,650 a	750,606
Oracle	129,920 a	2,517,850
QUALCOMM	83,410	3,582,459
Research In Motion	7,620 a	1,265,530
Sun Microsystems	165,100 a	842,010
Texas Instruments	80,270	2,838,347
Western Union	1	22
		64,122,574
Materials—2.2%		
Air Products & Chemicals	40,040	3,122,720
Allegheny Technologies	26,600	3,074,694
Celanese, Ser. A	29,550	1,075,324
Cytec Industries	17,100	1,016,595
Mosaic	82,900 a,b	2,912,277
Rohm & Haas	28,840	1,528,808
Smurfit-Stone Container	78,020 a	1,008,799
		13,739,217
Telecommunication Services—3.1%		
AT & T	278,890	11,529,313
Verizon Communications	192,640	8,385,619
		19,914,932
Utilities—3.2%		
Constellation Energy Group	19,850	1,821,634
Entergy	10,930	1,233,997
Exelon	21,390	1,668,420
Mirant	31,030 a	1,439,792
NRG Energy	62,790 a,b	5,518,613
PG & E	52,320	2,577,283
Questar	17,260	1,864,253

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Sempra Energy	68,780	4,217,590
		20,341,582
Total Common Stocks		
(cost $376,195,931)		**424,510,554**

Preferred Stock–1.2%

	Shares	Value ($)
Financial;		
Citigroup Capital VII, Cum., $1.78 (cost $7,628,948)	300,000	**7,575,000**

Bonds and Notes–33.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Auto Receivables–.2%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	210,000	209,966
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	230,000	229,963
Wachovia Automobile Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	735,000 c	734,910
				1,174,839
Commercial Mortgage Pass-Through Ctfs.–1.1%				
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	595,000	576,585
Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB	5.44	3/10/39	1,200,000	1,187,115
JP Morgan Chase Commerical Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	895,000	858,041
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A4	5.62	7/12/34	2,290,000	2,298,527
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,550,000	1,560,771
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	261,000 d	258,677
				6,739,716

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Communications−.4%				
France Telecom,				
Notes	8.50	3/1/31	375,000 e	482,524
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	275,000	312,915
Pacific Bell,				
Notes	6.13	2/15/08	1,000,000	1,003,022
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	475,000	481,604
Verizon Global Funding,				
Sr. Notes	5.85	9/15/35	500,000	469,786
				2,749,851
Consumer Discretionary−.3%				
AOL Time Warner,				
Gtd. Notes	6.75	4/15/11	535,000	556,726
Federated Retail Holding,				
Gtd. Bonds	5.35	3/15/12	475,000	467,792
Time Warner Cable,				
Sr. Unscd. Notes	5.85	5/1/17	635,000 d	627,131
				1,651,649
Energy−.1%				
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	475,000	**478,444**
Financial−7.6%				
Aegon Funding,				
Gtd. Notes	5.75	12/15/20	900,000	898,048
Allstate,				
Jr. Sub. Debs.	6.50	5/15/57	225,000 e	219,773
American Express,				
Sub. Debs.	6.80	9/1/66	450,000 e	470,745
American International Group,				
Jr. Sub. Bonds	6.25	3/15/37	475,000	460,606
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	450,000 e	479,647
Amvescap,				
Sr. Unscd. Notes	5.38	12/15/14	610,000	590,176
Bank of America,				
Sr. Notes	4.38	12/1/10	665,000	645,547

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Financial (continued)				
Boston Properties, Sr. Notes	5.63	4/15/15	925,000	921,220
Capmark Financial Group, Notes	5.88	5/10/12	720,000 d	715,666
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	600,000 d,e	575,954
Colonial Bank, Sub. Notes	6.38	12/1/15	585,000	594,549
Credit Suisse First Boston USA, Notes	4.13	1/15/10	2,000,000	1,944,482
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	556,000 e	546,278
ERP Operating, Notes	4.75	6/15/09	290,000	285,762
ERP Operating, Notes	5.25	9/15/14	725,000	707,587
Federal Realty Investment Trust, Sr. Unscd. Notes	5.65	6/1/16	550,000	541,441
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	600,000 e	592,325
Goldman Sachs Group, Notes	7.35	10/1/09	10,000,000	10,431,550
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	900,000 e	888,441
ING Groep, Bonds	5.78	12/29/49	475,000 e	465,876
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	625,000	602,801
Jefferies Group, Sr. Unscd. Notes	7.75	3/15/12	550,000	592,870
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	1,200,000	1,170,132
Kaupthing Bank, Sub. Notes	7.13	5/19/16	675,000 d	718,963
Landsbanki Islands, Notes	6.10	8/25/11	850,000 d	865,569

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Financial (continued)					
Lehman Brothers Capital Trust VII, Notes	5.86	11/29/49	695,000	e	688,381
Lehman Brothers Holdings, Sr. Notes	5.46	8/21/09	600,000	e	600,343
Lehman Brothers Holdings, Sub. Bonds	6.00	5/3/32	435,000	e	420,280
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	250,000		243,359
Lincoln National, Jr. Sub. Cap. Secs.	7.00	5/17/66	450,000	e	469,498
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	595,000		591,699
Mack-Cali Realty, Bonds	5.80	1/15/16	925,000		917,835
Merrill Lynch & Co., Notes	4.79	8/4/10	2,000,000		1,963,266
Morgan Stanley, Notes	4.00	1/15/10	2,500,000		2,416,025
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	1,200,000	e	1,205,665
Residential Capital, Gtd. Notes	6.38	6/30/10	1,200,000		1,198,553
Shinsei Finance Cayman, Jr. Sub. Bonds	6.42	1/29/49	600,000	d,e	597,489
Simon Property Group, Unscd. Notes	5.75	5/1/12	1,175,000		1,187,160
SMFG Preferred Capital, Sub. Bonds	6.08	12/31/49	900,000	d,e	890,145
Societe Generale, Sub. Notes	5.92	12/29/49	950,000	b,d,e	934,409
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	700,000	e	701,882
USB Capital IX, Gtd. Notes	6.19	4/15/49	700,000	e	710,433
Wachovia, Sub. Notes	4.88	2/15/14	2,490,000		2,391,988
Wells Fargo Bank N.A., Sub. Notes	7.55	6/21/10	1,000,000		1,056,394

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Financial (continued)				
Zions Bancorporation, Sub. Notes	5.50	11/16/15	700,000	682,093
Zions Bancorporation, Sub. Notes	6.00	9/15/15	1,150,000	1,154,559
				47,947,464
Foreign/Governmental−.1%				
South Africa, Notes	5.88	5/30/22	365,000	367,738
United Mexican States, Notes, Ser. A	6.75	9/27/34	450,000	501,975
				869,713
Industrial−.6%				
Atlas Copco AB, Bonds	5.60	5/22/17	240,000 [d]	237,345
Chevron Phillips Chemical, Notes	5.38	6/15/07	1,500,000	1,499,892
Lubrizol, Sr. Notes	5.50	10/1/14	485,000	470,242
Northrop Grumman, Gtd. Notes	7.13	2/15/11	450,000	475,293
Raytheon, Sr. Notes	5.50	11/15/12	475,000	475,637
Sealed Air, Notes	5.63	7/15/13	725,000 [d]	717,081
Waste Management, Gtd. Notes	7.38	5/15/29	285,000	303,358
				4,178,848
Mortgage Banking−.3%				
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	250,000 [d]	247,161
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	665,000 [d]	658,229
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	730,000 [d]	722,344
				1,627,734

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed–17.1%				
Federal Home Loan Mortgage Corp.:				
5.00%, 11/1/21–10/1/35			5,617,600	5,409,348
5.50%, 4/1/22–3/1/37			11,156,095	10,948,615
Federal National Mortgage Association:				
4.50%, 1/1/21			6,161,174	5,900,461
5.00%, 6/1/20–3/1/36			15,858,130	15,239,365
5.50%, 5/1/22–10/1/36			16,229,670	15,905,726
6.00%, 4/1/22–5/1/37			19,054,826	19,140,444
8.00%, 3/1/30			1,446	1,527
Federal Home Loan Mortgage Corp., Notes, 5.13%, 7/15/12			11,650,000	11,637,535
Federal National Mortgage Association, Notes, 4.75%, 3/12/10			11,250,000	11,139,424
GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A3, 4.65%, 4/10/40			2,000,000	1,947,961
Government National Mortgage Association I:				
Ser. 2006-19, Cl. A, 3.39%, 6/16/30			3,078,528	2,960,635
Ser. 2004-103, Cl. A, 3.88%, 12/16/19			5,610,136	5,491,495
Ser. 2006-30, Cl. A, 4.33%, 12/15/47			3,025,000 [c]	2,949,375
				108,671,911
U.S. Government Securities–5.3%				
U.S. Treasury Bonds	4.50	2/15/36	10,714,000 [b]	9,866,094
U.S. Treasury Notes	4.50	3/31/12	10,580,000 [b]	10,418,824
U.S. Treasury Notes	4.63	2/15/17	13,951,000 [b]	13,655,644
				33,940,562
Utilities–.7%				
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	725,000	710,171
Dominion Resources/VA, Sr. Unscd. Notes, Ser. E	7.20	9/15/14	875,000	951,555
National Grid, Sr. Unscd. Notes	6.30	8/1/16	550,000	568,599
NiSource Finance, Gtd. Notes	5.25	9/15/17	500,000	467,796
Wisconsin Power & Light, Notes	7.00	6/15/07	1,500,000	1,500,522
				4,198,643
Total Bonds and Notes (cost $216,410,268)				**214,229,374**

Investment of Cash Collateral for Securities Loaned—6.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $41,923,698)	41,923,698 [f]	**41,923,698**
Total Investments (cost $642,158,845)	**108.5%**	**688,238,626**
Liabilities, Less Cash and Receivables	**(8.5%)**	**(54,119,813)**
Net Assets	**100.0%**	**634,118,813**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At May 31, 2007, the total market value of the fund's securities on loan is $64,216,823 and the total market value of the collateral held by the fund is $66,188,004, consisting of cash collateral of $41,923,698 and U.S. Government and agency securities valued at $24,264,306.*

[c] *Purchased on a delayed delivery basis.*

[d] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $8,766,163 or 1.4% of net assets.*

[e] *Variable rate security—interest rate subject to periodic change.*

[f] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	22.4	Consumer Discretionary	5.0
Financial	16.5	Utilities	3.2
Information Technology	10.1	Telecommunication Services	3.1
Corporate Bonds	10.0	Materials	2.2
Energy	7.7	Asset/Mortgage-Backed	1.3
Health Care	7.6	Preferred Stock	1.2
Money Market Investment	6.6	Index	.3
Consumer Staples	5.6	Foreign/Governmental	.1
Industrial	5.6		**108.5**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $64,216,823)–Note 1(b):		
Unaffiliated issuers	600,235,147	646,314,928
Affiliated issuers	41,923,698	41,923,698
Cash		252,412
Receivable for investment securities sold		17,379,757
Receivable for open mortgage-backed dollar rolls–Note 4		4,696,317
Dividends and interest receivable		2,829,500
Receivable for shares of Beneficial Interest subscribed		11,087
Prepaid expenses		49,641
		713,457,340
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		713,318
Liability for securities on loan–Note 1(b)		41,923,698
Payable for investment securities purchased		19,628,899
Bank loan payable–Note 2		10,645,000
Payable for open mortgage-backed dollar rolls–Note 4		4,757,067
Payable for shares of Beneficial Interest redeemed		1,429,518
Interest payable–Note 2		41,162
Accrued expenses		199,865
		79,338,527
Net Assets ($)		**634,118,813**
Composition of Net Assets ($):		
Paid-in capital		522,743,071
Accumulated undistributed investment income–net		2,930,432
Accumulated net realized gain (loss) on investments		62,365,529
Accumulated net unrealized appreciation (depreciation) on investments		46,079,781
Net Assets ($)		**634,118,813**

Net Asset Value Per Share

Class A

Net Assets ($)	188,780,465
Shares Outstanding	8,848,696
Net Asset Value Per Share ($)	**21.33**

Class B

Net Assets ($)	163,496,414
Shares Outstanding	7,722,783
Net Asset Value Per Share ($)	**21.17**

Class C

Net Assets ($)	101,576,314
Shares Outstanding	4,783,917
Net Asset Value Per Share ($)	**21.23**

Class R

Net Assets ($)	708,731
Shares Outstanding	33,235
Net Asset Value Per Share ($)	**21.32**

Class T

Net Assets ($)	2,096,986
Shares Outstanding	98,363
Net Asset Value Per Share ($)	**21.32**

Class J

Net Assets ($)	93,478,705
Shares Outstanding	4,369,194
Net Asset Value Per Share ($)	**21.39**

Class Z

Net Assets ($)	83,981,198
Shares Outstanding	3,938,021
Net Asset Value Per Share ($)	**21.33**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2007 (Unaudited)

Investment Income ($):	
Income:	
Interest	4,506,926
Dividends:	
Unaffiliated issuers	3,898,039
Affiliated issuers	450,117
Income on securities lending	90,873
Total Income	**8,945,955**
Expenses:	
Management fee–Note 3(a)	2,854,404
Distribution fees–Note 3(b)	1,039,085
Shareholder servicing costs–Note 3(c)	928,445
Interest expense–Note 2	41,328
Professional fees	40,220
Registration fees	37,873
Prospectus and shareholders' reports	35,190
Custodian fees–Note 3(c)	22,646
Trustees' fees and expenses–Note 3(d)	20,914
Loan commitment fees–Note 2	3,506
Miscellaneous	23,812
Total Expenses	**5,047,423**
Less–reduction in expenses due to undertakings–Note 3(a)	(51,672)
Less–reduction in management fees due to undertakings–Note 3(a)	(156,941)
Net Expenses	**4,838,810**
Investment Income–Net	**4,107,145**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	73,764,050
Net unrealized appreciation (depreciation) on investments	(35,787,579)
Net Realized and Unrealized Gain (Loss) on Investments	**37,976,471**
Net Increase in Net Assets Resulting from Operations	**42,083,616**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Operations ($):		
Investment income–net	4,107,145	10,196,285
Net realized gain (loss) on investments	73,764,050	2,583,451
Net unrealized appreciation (depreciation) on investments	(35,787,579)	55,131,456
Net Increase (Decrease) in Net Assets Resulting from Operations	**42,083,616**	**67,911,192**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(3,361,569)	(4,136,174)
Class B shares	(1,333,297)	(1,528,756)
Class C shares	(876,167)	(1,266,774)
Class R shares	(12,813)	(13,217)
Class T shares	(28,474)	(35,190)
Class J shares	(3,215,600)	(3,380,607)
Class Z shares	(1,480,730)	(1,649,529)
Net realized gain on investments:		
Class A shares	–	(2,190,107)
Class B shares	–	(1,522,455)
Class C shares	–	(1,267,277)
Class R shares	–	(6,187)
Class T shares	–	(23,345)
Class J shares	–	(1,586,403)
Class Z shares	–	(800,174)
Total Dividends	**(10,308,650)**	**(19,406,195)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	13,095,080	43,958,717
Class B shares	850,699	10,751,833
Class C shares	2,066,193	10,594,030
Class R shares	81,004	221,868
Class T shares	90,254	56,819
Class J shares	5,549,359	12,660,887
Class Z shares	1,826,795	3,995,680

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	2,991,998	5,763,355
Class B shares	1,214,920	2,753,858
Class C shares	729,273	2,089,763
Class R shares	11,291	15,134
Class T shares	26,709	55,570
Class J shares	2,448,500	4,840,365
Class Z shares	1,455,485	2,403,351
Cost of shares redeemed:		
Class A shares	(51,790,975)	(123,049,329)
Class B shares	(16,206,796)	(40,782,727)
Class C shares	(26,410,974)	(58,515,156)
Class R shares	(156,494)	(294,625)
Class T shares	(481,384)	(822,352)
Class J shares	(94,613,704)	(58,606,580)
Class Z shares	(8,980,009)	(26,099,802)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(166,202,776)**	**(208,009,341)**
Total Increase (Decrease) in Net Assets	**(134,427,810)**	**(159,504,344)**
Net Assets ($):		
Beginning of Period	768,546,623	928,050,967
End of Period	**634,118,813**	**768,546,623**
Undistributed investment income–net	2,930,432	9,131,937

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	639,525	2,277,810
Shares issued for dividends reinvested	147,758	306,496
Shares redeemed	(2,503,395)	(6,371,316)
Net Increase (Decrease) in Shares Outstanding	**(1,716,112)**	**(3,787,010)**
Class B[a]		
Shares sold	41,795	563,748
Shares issued for dividends reinvested	60,265	146,798
Shares redeemed	(794,251)	(2,133,912)
Net Increase (Decrease) in Shares Outstanding	**(692,191)**	**(1,423,366)**
Class C		
Shares sold	101,145	553,874
Shares issued for dividends reinvested	36,064	111,355
Shares redeemed	(1,289,040)	(3,054,759)
Net Increase (Decrease) in Shares Outstanding	**(1,151,831)**	**(2,389,530)**
Class R		
Shares sold	3,946	11,521
Shares issued for dividends reinvested	558	805
Shares redeemed	(7,608)	(15,373)
Net Increase (Decrease) in Shares Outstanding	**(3,104)**	**(3,047)**
Class T		
Shares sold	4,251	2,945
Shares issued for dividends reinvested	1,317	2,954
Shares redeemed	(23,200)	(42,584)
Net Increase (Decrease) in Shares Outstanding	**(17,632)**	**(36,685)**
Class J		
Shares sold	268,463	654,408
Shares issued for dividends reinvested	120,735	256,789
Shares redeemed	(4,561,268)	(3,030,569)
Net Increase (Decrease) in Shares Outstanding	**(4,172,070)**	**(2,119,372)**
Class Z		
Shares sold	88,955	207,035
Shares issued for dividends reinvested	71,947	127,829
Shares redeemed	(436,964)	(1,353,306)
Net Increase (Decrease) in Shares Outstanding	**(276,062)**	**(1,018,442)**

[a] *During the period ended May 31, 2007, 98,378 Class B shares representing $1,995,758 were automatically converted to 97,758 Class A shares and during the period ended November 30, 2006, 176,176 Class B shares representing $3,374,981 were automatically converted to 174,793 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,		
		2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.38	19.15	19.30	18.86
Investment Operations:				
Investment income−net[b]	.14	.28	.28	.28
Net realized and unrealized gain (loss) on investments	1.13	1.40	(.12)	.16
Total from Investment Operations	1.27	1.68	.16	.44
Distributions:				
Dividends from investment income−net	(.32)	(.29)	(.19)	−
Dividends from net realized gain on investments	−	(.16)	(.12)	−
Total Distributions	(.32)	(.45)	(.31)	−
Net asset value, end of period	21.33	20.38	19.15	19.30
Total Return (%)[c]	6.33[d]	8.96	.77	2.33[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.59[d]	1.21	1.21	1.03[d]
Ratio of net expenses to average net assets	.57[d]	1.21	1.21	1.03[d]
Ratio of net investment income to average net assets	.69[d]	1.44	1.43	1.52[d]
Portfolio Turnover Rate	111.64[d,e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	188,780	215,342	274,871	214,949

[a] From February 2, 2004 (commencement of operations) to November 30, 2004.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended May 31, 2007 was 109.87%.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,		
		2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.14	18.94	19.17	18.86
Investment Operations:				
Investment income−net[b]	.06	.12	.12	.15
Net realized and unrealized gain (loss) on investments	1.13	1.40	(.11)	.16
Total from Investment Operations	1.19	1.52	.01	.31
Distributions:				
Dividends from investment income−net	(.16)	(.16)	(.12)	−
Dividends from net realized gain on investments	−	(.16)	(.12)	−
Total Distributions	(.16)	(.32)	(.24)	−
Net asset value, end of period	21.17	20.14	18.94	19.17
Total Return (%)[c]	5.95[d]	8.11	(.02)	1.64[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.97[d]	2.01	2.00	1.70[d]
Ratio of net expenses to average net assets	.95[d]	2.01	2.00	1.70[d]
Ratio of net investment income to average net assets	.31[d]	.65	.64	.83[d]
Portfolio Turnover Rate	111.64[d,e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	163,496	169,513	186,377	134,791

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended May 31, 2007 was 109.87%.*

See notes to financial statements.

Class C Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,		
		2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.19	18.98	19.19	18.86
Investment Operations:				
Investment income–net[b]	.06	.13	.13	.16
Net realized and unrealized gain (loss) on investments	1.13	1.40	(.11)	.17
Total from Investment Operations	1.19	1.53	.02	.33
Distributions:				
Dividends from investment income–net	(.15)	(.16)	(.11)	–
Dividends from net realized gain on investments	–	(.16)	(.12)	–
Total Distributions	(.15)	(.32)	(.23)	–
Net asset value, end of period	21.23	20.19	18.98	19.19
Total Return (%)[c]	5.93[d]	8.14	.06	1.75[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.96[d]	1.95	1.94	1.64[d]
Ratio of net expenses to average net assets	.94[d]	1.95	1.94	1.64[d]
Ratio of net investment income to average net assets	.31[d]	.70	.70	.84[d]
Portfolio Turnover Rate	111.64[d,e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	101,576	119,851	157,982	121,545

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended May 31, 2007 was 109.87%.*
See notes to financial statements.

Class R Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,		
		2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.39	19.17	19.31	18.86
Investment Operations:				
Investment income—net[b]	.16	.31	.32	.35
Net realized and unrealized gain (loss) on investments	1.13	1.40	(.13)	.10
Total from Investment Operations	1.29	1.71	.19	.45
Distributions:				
Dividends from investment income—net	(.36)	(.33)	(.21)	–
Dividends from net realized gain on investments	–	(.16)	(.12)	–
Total Distributions	(.36)	(.49)	(.33)	–
Net asset value, end of period	21.32	20.39	19.17	19.31
Total Return (%)	6.43[c]	9.12	.95	2.38[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.50[c]	1.07	1.00	.97[c]
Ratio of net expenses to average net assets	.48[c]	1.07	1.00	.97[c]
Ratio of net investment income to average net assets	.78[c]	1.59	1.64	2.11[c]
Portfolio Turnover Rate	111.64[c,d]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	709	741	755	416

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended May 31, 2007 was 109.87%.*

See notes to financial statements.

Class T Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,		
		2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.32	19.09	19.26	18.86
Investment Operations:				
Investment income−net[b]	.12	.22	.22	.23
Net realized and unrealized gain (loss) on investments	1.13	1.40	(.11)	.17
Total from Investment Operations	1.25	1.62	.11	.40
Distributions:				
Dividends from investment income−net	(.25)	(.23)	(.16)	−
Dividends from net realized gain on investments	−	(.16)	(.12)	−
Total Distributions	(.25)	(.39)	(.28)	−
Net asset value, end of period	21.32	20.32	19.09	19.26
Total Return (%)[c]	6.23[d]	8.65	.52	2.12[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.72[d]	1.51	1.49	1.26[d]
Ratio of net expenses to average net assets	.69[d]	1.51	1.49	1.26[d]
Ratio of net investment income to average net assets	.56[d]	1.14	1.15	1.19[d]
Portfolio Turnover Rate	111.64[d,e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	2,097	2,357	2,915	2,508

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended May 31, 2007 was 109.87%.*
See notes to financial statements.

Class J Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	20.47	19.22	19.35	18.05	16.37	18.66
Investment Operations:						
Investment income−net	.16[b]	.33[b]	.31[b]	.34[b]	.25	.26
Net realized and unrealized gain (loss) on investments	1.14	1.41	(.11)	1.21	1.69	(.98)
Total from Investment Operations	1.30	1.74	.20	1.55	1.94	(.72)
Distributions:						
Dividends from investment income−net	(.38)	(.33)	(.21)	(.25)	(.26)	(.26)
Dividends from net realized gain on investments	−	(.16)	(.12)	−	−	(1.31)
Total Distributions	(.38)	(.49)	(.33)	(.25)	(.26)	(1.57)
Net asset value, end of period	21.39	20.47	19.22	19.35	18.05	16.37
Total Return (%)	6.46[c]	9.25	.97	8.69	12.05	(4.07)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[c]	.96	1.02	.95	1.08	1.11
Ratio of net expenses to average net assets	.43[c]	.96	1.01	.95	1.07	1.10
Ratio of net investment income to average net assets	.80[c]	1.69	1.62	1.79	1.90	1.91
Portfolio Turnover Rate	111.64[c,d]	33.30	39.39	32.41	41.73	79.24
Net Assets, end of period ($ X 1,000)	93,479	174,820	204,901	245,171	216,991	138,027

[a] *The fund commenced offering six classes of shares on February 2, 2004. The existing shares were redesignated Class J shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended May 31, 2007 was 109.87%.*

See notes to financial statements.

Class Z Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,	
		2006	2005[a]
Per Share Data ($):			
Net asset value, beginning of period	20.39	19.16	19.60
Investment Operations:			
Investment income–net[b]	.16	.30	.29
Net realized and unrealized gain (loss) on investments	1.14	1.41	(.40)
Total from Investment Operations	1.30	1.71	(.11)
Distributions:			
Dividends from investment income–net	(.36)	(.32)	(.21)
Dividends from net realized gain on investments	–	(.16)	(.12)
Total Distributions	(.36)	(.48)	(.33)
Net asset value, end of period	21.33	20.39	19.16
Total Return (%)	6.46[c]	9.11	(.59)[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.55[c]	1.15	1.15[c]
Ratio of net expenses to average net assets	.47[c]	1.07	1.02[c]
Ratio of net investment income to average net assets	.79[c]	1.58	1.51[c]
Portfolio Turnover Rate	111.64[c,d]	33.30	39.39
Net Assets, end of period ($ X 1,000)	83,981	85,923	100,250

[a] *From December 18, 2004 (commencement of initial offering) to November 30, 2005.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended May 31, 2007 was 109.87%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Opportunity Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds II (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering the fund as its only series. The fund's investment objective is to seek a high total return through a combination of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R, Class T, Class J and Class Z shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class

R, Class J and Class Z shares are sold at net asset value per share. Class R shares are sold only to institutional investors and Class J and Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

Debt securities excluding short-term investments (other than U.S. Treasury Bills) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. Accordingly, no provision for income tax is required.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover, which can be utilized in subsequent years subject to an annual limitation due to the fund's merger with Dreyfus Balanced Fund, Inc, of $8,266,602 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2006. If not applied, $2,899,433 of the carryover expires in fiscal 2010 and $5,367,169 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006 were as follows: ordinary income $12,015,614 and long-term capital gains $7,390,581. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2007 was approximately $1,451,700, with a related weighted average annualized interest rate of 5.71%.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed, from December 1, 2006 through November 30, 2007, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for Class J, exclusive of taxes, interest, brokerage commissions, commitment fees and extraordinary expenses, do not exceed 1.11%. The Manager has contractually agreed from December 1, 2006 through March 31, 2007, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for Class Z, exclusive of expenses as described above, do not exceed 1.08%. The reduction in expenses for Class Z shares, pursuant to the undertaking, amounted to $51,672 during the period ended May 31, 2007.

Effective March 8, 2007, the Manager has agreed to waive receipt of a portion of the fund's management fee, in the amount of .10% of the value of the fund's average daily net assets until March 30, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $156,941 during the period ended May 31, 2007.

Pursuant to a Sub-Investment Advisory Agreement between the Manager and Wisconsin Capital, the Manager has agreed to pay Wisconsin Capital a monthly fee in the amount of 100% of the management fee paid by the fund to the Manager for such month, less certain fees waived or expenses paid or reimbursed by the Manager, on the fund's assets attributable to accounts of shareholders who have an adviser-client relationship with Wisconsin Capital, plus, with respect to all other assets of the fund, an annual fee of .30% of the value of the fund's average daily net assets up to $300 million and .25% of the value of the fund's average daily net assets in excess of $300 million, payable monthly. The Sub-Investment Advisory Agreement expired on March 30, 2007.

During the period ended May 31, 2007, the Distributor retained $18,986 and $474 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $239,355 and $6,219 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2007, Class B, Class C and Class T shares were charged $619,489, $416,798 and $2,798, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2007, Class A, Class B, Class C and Class T shares were charged $258,602, $206,496, $138,933 and $2,798, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, Class Z shares were charged $24,406, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $157,413 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2007, the fund was charged $22,646 pursuant to the custody agreement.

During the period ended May 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $425,453, Rule 12b-1 distribution plan fees $170,406, shareholder services plan fees $98,986 custodian fees $19,279, chief compliance officer fees $3,748 and transfer agency per account fees $52,395, which are offset against an expense reimbursement currently in effect in the amount of $56,949.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended May 31, 2007, amounted to $788,043,015 and $942,410,974, respectively, of which $12,503,206 in purchases and $12,503,742 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

At May 31, 2007, accumulated net unrealized appreciation on investments was $46,079,781, consisting of $50,107,700 gross unrealized appreciation and $4,027,919 gross unrealized depreciation.

At May 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2008. For the reasons set forth below, the Board did not renew the Sub-Investment Advisory Agreement relating to the fund between Dreyfus and Wisconsin Capital Management LLC ("Wisconsin Capital"). The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee
and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis
on comparative data supplied by Lipper, Inc., an independent provider
of mutual fund data, including contractual and actual (net of fee waivers
and expense reimbursements) management fees, operating expense
components and total return performance. The fund's performance was
compared to that of a Performance Universe, consisting of all funds with
the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual
management fee and operating expenses were compared to those of an
Expense Universe, consisting of funds with the same or similar Lipper
classification/objective, and an Expense Group, consisting comparable
funds chosen by Lipper based on guidelines previously approved by the
Board. As part of its review of expenses, the Board also considered other
fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-
12b-1 service fees (if any), and other non-management fees, as well as
any waivers or reimbursements of fees and expenses.

In its review of performance, the Board expressed its concern over the
fund's overall performance, noting, among other things, that the fund's
average annual total return ranked in the fifth quintile of its Performance
Group and its Performance Universe for the one-, two-, three-, and
four-year periods ended December 31, 2006.

In its review of the fund's management fee and operating expenses, the
Board examined the range of management fees and expense ratios of
the funds in the Expense Group and Expense Universe, noting, among
other things, that the fund's actual management fee and total expense
ratio were in the fifth and fourth quintile, respectively, of the Expense
Group. In consideration of the fund's performance and expenses,
Dreyfus agreed to waive 10% of its contractual annual management fee
of 1.00% through March 30, 2008.

Representatives of Dreyfus reviewed with the Board members the fees paid by mutual funds and/or separate accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board expressed its concern with the fund's overall performance and declined to renew the fund's sub-investment advisory agreement between Dreyfus and Wisconsin Capital. At the recommendation of management the Board then approved the appointment of new Dreyfus portfolio managers.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services to be provided, but requested that Dreyfus waive 10% of its annual 1.00% management fee until at least March 30, 2008, in light of the performance history of the fund. The Board noted that Dreyfus's performance in day-to-day management of the fund's investments would be monitored on an ongoing basis and in connection with reviews of the Management Agreement.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement, through March 30, 2008 was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Premier
Balanced Opportunity Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DBOAX   Class B: DBOBX   Class C: DBOCX   Class I: DBORX

  Class T: DBOTX   Class J: THPBX   Class Z: DBOZX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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